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                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                  Commission File No. 333-107620


[LOGO (NETRO)]                                               [LOGO (SR Telecom)]



                                                               WWW.SRTELECOM.COM

                                  NEWS RELEASE

Contacts:                          Contacts:
Sanjay Khare                       David Adams (Vice-President, Finance and CFO)
Netro Corporation                  (514) 335-4035
408-216-1500                       email: David_Adams@srtelecom.com
email: SanjayK@netro-corp.com
                                   Paul Goyette (Director, Communications)
                                   (514) 335-2429 x. 4361
                                   email: Paul_Goyette@srtelecom.com


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                    AIRSTAR PLATFORM SELECTED BY CHINA UNICOM
 HIGH-CAPACITY BROADBAND WIRELESS SYSTEM TO BE DEPLOYED IN BEIJING, SHENZHEN AND
                       FIVE OTHER CITIES IN EASTERN CHINA

MONTREAL, AUGUST 11, 2003 - SR Telecom(TM) Inc. (TSX: SRX), the world leader in fixed wireless access solutions, today announced that China Unicom has selected Netro Corporation's AirStar high-capacity broadband fixed wireless access solution to build high-performance networks in the capital, Beijing, Shenzhen and five other major cities in Eastern China. China Unicom will extend existing backbone networks to deliver voice, data and videoconferencing services to its subscribers in these markets. China Unicom will deploy the networks through SR Telecom's and Netro Corporation partners in China, Eastern Communications Company Limited and Shenzhen Winhap Communications Limited.

China Unicom, the only integrated telecommunications operator in China, selected the AirStar solution for its effectiveness and its field-proven robustness. The AirStar product meets China Unicom's need for a feature-rich solution with QoS (Quality of Service) support that can be seamlessly integrated within their backbone network. China Unicom will benefit from AirStar's reliability, its ease of operation and its ability to transport multiple applications, such as Frame Relay, TDM, IP and ATM. China Unicom will use the AirStar in the 26 GHz frequency band in three cities and in the 3.5 GHz band in five cities. Both frequency bands will be used in the capital, Beijing. This frequency flexibility, which is unique in the industry, enables China Unicom to efficiently manage and deliver services in their coverage area.

"China Unicom has established a very impressive backbone network, and the AirStar product will now provide the last-mile access bandwidth to meet their customers' growing needs," said Claude Giguere, SR Telecom's Senior Vice-President, Sales. "We are particularly pleased with our selection for the major cities of Beijing and Shenzhen. This demonstrates China Unicom's confidence in the AirStar technology and clearly establishes us as the leading BWA supplier in China."

With a combined population of over 20 million, Beijing and Shenzhen, are two of the largest and fastest growing markets in China. SR Telecom has been an active supplier of wireless access solutions in China since 1988.

AirStar is a high-capacity, carrier-class fixed broadband wireless access solution that can be deployed quickly and economically to handle a large range of communication services for businesses and cellular backhaul. AirStar offers capabilities in the 3.5, 10, 26, 28 and 39 GHz bands. It enables operators, like China Unicom, to transport services like Frame Relay, TDM, IP and ATM. It has an impressive track record of performance and stability across a worldwide installed base.

On March 27, SR Telecom announced a definitive agreement to acquire Netro Corporation (NASDAQ: NTRO). The transaction solidifies SR Telecom's position as the world's leading provider of carrier-class fixed wireless access solutions by adding AirStar and the next generation 3.5 GHz Angel products to SR Telecom's portfolio.

                                    - more -

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           SR TELECOM INC. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5
                        T (514) 335.1210 F (514) 334.7783                      1


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NETRO'S AIRSTAR PLATFORM SELECTED BY CHINA UNICOM                         PAGE 2


ABOUT CHINA UNICOM

China Unicom Limited (NYSE: CHU) is the only integrated telecommunications operator in China. Its scope of operation includes GSM and CDMA cellular communication businesses in 21 provinces, municipalities and autonomous regions, nationwide radio paging services, international and domestic long distance, data communications, such as IP telephony, and the provision of other related value-added services. For more information about China Unicom, please visit www.chinaunicom.com.hk.

ABOUT NETRO CORPORATION

Netro Corporation is a leading provider of fixed broadband wireless systems used by telecommunications service providers to deliver voice and high-speed data services for access and mobile infrastructure applications to customers worldwide. Netro offers a broad range of low and high frequency products for business and residential, access and mobile infrastructure needs, with a wide set of licensed frequencies for point-to-multipoint: 1.9 - 39 GHz. The Company's AirStar and Angel products have an impressive track record of performance and stability worldwide.

ABOUT SR TELECOM

SR TELECOM (TSX: SRX) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's field-proven solutions include equipment, network planning, project management, installation and maintenance services. The Company offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and Netro have filed a registration statement on Form F-4, including a proxy statement/prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/prospectus carefully, because it contains important information about SR Telecom, Netro and the acquisition. Investors and security holders may obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans-Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335-1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216-1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro's stockholders in connection with the merger. A description of the interests of Gideon Ben-Efraim, Netro Corporation's Chairman of the Board and Chief Executive Officer, and certain of Netro's other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, are described in the proxy statement/prospectus.

Investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2002. All other trademarks are property of their owners.

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           SR TELECOM INC. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5
                        T (514) 335.1210 F (514) 334.7783                      2